Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2001	2000	1999	1998	1997

Net Income Before Preferred
Stock Dividends	$ 97,020	$ 86,415	$ 92,636	$ 79,423	$ 98,404

Add - Income Taxes	51,417	43,346	52,581	45,125	56,435
Fixed Charges (see below)	72,051	53,741	42,230	39,192	38,328

Earnings	$ 220,488	$ 183,502	$ 187,447	$ 163,740	$ 193,167

Fixed Charges:
Interest on Long-Term Debt	$ 72,051	$ 53,741	$ 42,230	$ 39,192	$ 38,328
Other Interest	-	-	-	-	-

Total Fixed Charges	$ 72,051	$ 53,741	$ 42,230	$ 39,192	$ 38,328

Ratio of Earnings to Fixed Charges	3.06	3.41	4.44	4.18	5.04